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EXHIBIT 1

                                  PRESS RELEASE

August 27, 2002 - All Star Gas Corporation (the "Company") announced today that it will be filing restated Form 10-Q's for the periods ending December 31, 2001 and March 31, 2002. During the quarter ended December 31, 2001 the Company reported a sale of assets which resulted in a $900,000 gain. The Company has subsequently determined that the gain should not have been recognized as it had an option to repurchase these assets from a related party which it exercised during the quarter ended June 30, 2002.

This press release contains statements that are forward looking. These statements are not projections or assured results.

                       For additional information contact
                                 Valeria Schall
                            All Star Gas Corporation
                                  417-532-3103.